

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

19 May 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


05008633

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

19 May 2005

Anne Tasker joins Tabcorp Executive Committee

Managing Director and Chief Executive Officer Matthew Slatter today announced the appointment of Anne Tasker to Tabcorp's Executive Committee management team.

Ms Tasker has been appointed Executive General Manager Strategy and Development, reporting directly to Mr Slatter.

Ms Tasker, who holds a Master of Commerce and a Bachelor of Arts (Economics and Psychology), has held a number of senior executive positions with local and international companies including Unilever, Kellogg's, Lion Nathan Breweries and the Coca-Cola Company.

Her most recent position was President – Europe, Middle East and Africa for Beverage Partners Worldwide (a joint venture between Coca-Cola and Nestle). Prior to this position she held the roles of Vice President Marketing and Innovation, and Divisional Marketing Director, Northwest Europe, with Coca-Cola. She was also a Regional Director and a Divisional Marketing Director with the company.

"I am delighted to welcome Anne to Tabcorp's Executive Team," Mr Slatter said.

"Anne's global experience in both mature and developing markets, combined with her strategic acumen, strong passion for consumer needs and innovation will be an excellent addition to the Executive Team," he said.

She replaces Charles Read, who was recently appointed Chief Operating Officer for the Conrad Jupiters Hotel and Casino on the Gold Coast.

Ms Tasker will take up her appointment from 27 June 2005.

For more information contact:
Bruce Tobin
General Manager Corporate Affairs
Tel: (03) 9868 2508